EXHIBIT 1

                                  [TRANSLATION]

                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.

                                                                October 31, 2006

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il

                                IMMEDIATE REPORT

                Subject of the Event: Approval to File an Action

The Audit Committee and the Board of Directors of the Bank approved on October 30, 2006 the filing of an action against the insurers carrying the Bank's Directors and Officers liability policy for the July 30, 2002 - August 1, 2003 period, in which the court will be petitioned, among other things, to declare that the above policy covers the class action and the derivative action that were filed against directors and officers (past and present) of the Bank during the above period of insurance. This decision is further to prior reports of the Bank, including in the Immediate Report from June 1, 2005, of its intention to act to exhaust its rights against the above insurers. The filing of the action was approved pursuant to Section 270 (1) of the Companies Law as it relates to a transaction in which directors and officers of the Bank have a personal interest.